# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Northpointe Bancshares, Inc., CIK 0001336706
CUSIP: 66661N886
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3333 Deposit Drive Northeast, Grand Rapids, Michigan (MI), 49546
Date of event which requires filing of this statement: 05/12/2025
Filed pursuant to Rule 13d-1(c), Rule 13d-1(d)
Amends the filing with accession number 0001104659-25-048660
Filed by CIK 0002059320

## Reporting persons
- Annie Gainey: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 502,841; shared voting power 0; sole dispositive power 502,841; shared dispositive power 2,042,921; aggregate amount beneficially owned 2,545,762 (7.4% of the class)
- Harvey N. Gainey III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,540,080; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 1,540,080 (4.5% of the class)
- Angela Jordan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,540,080; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 1,540,080 (4.5% of the class)

## Item 1. Issuer
Name of issuer: Northpointe Bancshares, Inc.
Address of issuer's principal executive offices: 3333 Deposit Drive Northeast, Grand Rapids, MI 49546

## Item 2. Person Filing
Name of person filing:
(1) Annie Gainey
(2) Harvey N. Gainey III
(3) Angela Jordan
Address of principal business office or, if none, residence:
(1) 9688 Lipari Court, Naples, FL 34113
(2) 537 Long Point Road, Suite 203, Mt. Pleasant, SC 29464
(3) 7430 Cascade Road SE, 14th Floor, Grand Rapids, MI 49546
Citizenship:
(1) United States
(2) United States
(3) United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
This Amendment No. 1 to Schedule 13G (this "Amendment No. 1") amends and supplements the Schedule 13G filed by Annie Gainey and Carl Oosterhouse with the Securities and Exchange Commission on May 14, 2025 (the "Schedule 13G"). On May 12, 2025, Mr. Oosterhouse was removed as the trustee of the trusts noted below and Harvey N. Gainey and Angela Jordan were appointed as the new co-trustees of the trusts noted below. This Amendment No. 1 is an initial filing for Mr. Gainey and Ms. Jordan. Annie Gainey and Carl Oosterhouse filed the Schedule 13G (and this Amendment No. 1) pursuant to Rule 13d-1(d). Harvey N. Gainey III and Angela Jordan filed this Schedule 13G pursuant to Rule 13d-1(c).

(1) 2,545,762 *+
(2) 1,540,080+
(3) 1,540,080+

* This amount includes 502,841 shares of common stock held in the name of Harvey N. Gainey, of which Mrs. Gainey is the surviving spouse and holds voting and investment power with respect to the shares held by Harvey N. Gainey.

+ These amounts include shares that are directly owned as follows: (a) 533,330 shares held by the Carl Oosterhouse TR Annie E Gainey Marital Trust, (b) 500,000 shares held by the Carl Oosterhouse TR UA 12/30/2020 Annie E Gainey Eight Year Trust, (c) 343,750 shares held by the Carl Oosterhouse TR UA 12/30/2020 Harvey N Gainey Twelve Year Trust, and (d) 163,000 shares held by the Carl Oosterhouse TR UA 12/27/2019 Harvey Newton Gainey Irrevocable Trust.
Percent of class:
(1) 7.4%
(2) 4.5%
(3) 4.5%
Sole power to vote or to direct the vote:
(1) 502,841
(2) 0
(3) 0
Shared power to vote or to direct the vote:
(1) 0
(2) 1,540,080
(3) 1,540,080
Sole power to dispose or to direct the disposition:
(1) 502,841
(2) 0
(3) 0
Shared power to dispose or to direct the disposition:
(1) 2,042,921
(2) 0
(3) 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Annie Gainey: /s/ Annie Gainey, Annie Gainey (10/13/2025)
- Harvey N. Gainey III: /s/ Harvey N. Gainey III, Harvey N. Gainey III (10/13/2025)
- Angela Jordan: /s/ Angela Jordan, Angela Jordan (10/13/2025)
Comment: Exhibit 1 - Joint Filing Agreement